Dongguan Hydroelectric Station Power Purchase and Sale Contract

Exhibit 4.85

Fujian Province Shaowu Power Supply Bureau

(As Buyer)

and

Shaowu City Jinling Power Generation Co., Ltd.

(As Seller)

Dongguan Hydroelectric Plant (Station)

Power Purchase and Sale Contract

Date: March 2007

Dongguan Hydroelectric Station Power Purchase and Sale Contract

Content

1	Definition and Interpretation	3

2	Representations of Each Party	3

3	Obligations of Each Party	4

4	Power Measurement	4

5	Electric Quantity Measurement	6

6	Tariff	6

7	Payment and Settlement of Tariff	6

8	Force Majeure	7

9	Default liability	8

10	Effectiveness and Term of the Contract	8

11	Applicable Law	9

12	Alteration, Transfer and Termination of the Contract	9

13	Dispute Settlement	9

14	Miscellaneous	10

Dongguan Hydroelectric Station Power Purchase and Sale Contract

This Power Purchase and Sale Contract (hereinafter the “Contract”) is entered into by the following two parties:

Buyer: Shaowu Power Supply Bureau, a state-owned enterprise registered with Shaowu Administration for Industry and Commerce, its legal address: No.75 Xichun Road, Shaowu City, Fujian Province, postal code: 354000, legal representative: Zheng Sheng.

Seller: Shaowu City Jinling Power Generation Co., Ltd., a limited liability company registered with Shaowu Administration for Industry and Commerce, its legal address: Zhuangshang Village, Nakou Town, Shaowu City, postal code: 354000, legal representative: Cai Ledun.

Whereas:

(1) The Seller owns, manages, operates and maintains the Dongguan Hydroelectric Station with total installed capacity of 4,800 KW at Chengguan of Shaowu City (hereinafter the “Station”);

(2) The Station has been approved according to the document Nan Zheng Ji [1998] Ji No. 195, and connected to the power grid managed and operated by the Buyer for operation.

Pursuant to the Contract Law of the People’s Republic of China, Power Law, Power Grid Dispatching and Administration Regulations and other state laws and regulations, the two Parties have reached agreement and hereby enter into this Power Purchase and Sale Contract in the principle of equality, voluntariness and good faith.

1	Definition and Interpretation

1.1	Unless otherwise required by the context, terms used in this Contract shall have the following meanings:

(1)

“Station” means the power generation facility with a total installed capacity of 4800 KW (3 generators, each having a capacity of 1600 KW) located at Chengguan, Shaowu City, and owned, managed, operated and maintained by the Buyer and all auxiliary facilities within the property demarcation point.

	(2)	“The Grid Connection and Dispatching Agreement” means the agreement in respect of connection of the Station to the power grid and power dispatching arrangement between the Buy and the Seller.

1.2	Interpretation

	1.2.1	Headings in this Contract are for convenience only and shall not in any event affect the interpretation of this Contract.

	1.2.2	This Contract shall have binding effect on the assignee of either Party.

2	Representations of Each Party

Each Party represents that:

2.1	It is an enterprise legally established and existing under the law, and has the power to execute and perform this Contract.

2.2

It has cleared all procedures (including procedures for the necessary approvals by the government and obtaining relevant licenses) necessary for the execution and performance of this Contract, which are legal and effective.

2.3

As of the date of execution of this Contract, no judgment, award or any specific administrative action, which may have material adverse effects on the performance of this Contract, has been declared or taken by any court, arbitration centre or administrative authorities.

Dongguan Hydroelectric Station Power Purchase and Sale Contract

2.4

It has completed all procedures for obtaining the internal authorisations necessary for the valid execution of this Contract. The signatory of this Contract is the legal representative or entrusted representative of the Party. Once this Contract comes into force, it shall have legal binding effect on both Parties.

3	Obligations of Each Party

3.1	The Buyer’s obligations shall include:

	3.1.1	purchasing the power generated by the units of generators of the Seller in accordance with this Contract;

3.1.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, operating and maintaining the power transmission and transformation facilities in accordance with the standards of the state and the power industry, protecting the safety of the power system and operating in an efficient and economical manner;

3.1.3

performing power dispatch work and disclose information in an open, fair and equitable manner in accordance with relevant state provisions, and providing information about the status of power load, back-up capacity, operation of transmission and transformation facilities and other relevant information;

	3.1.4	providing the power required for the restart of the units of the Station to the Seller in accordance with the relevant state provisions;

	3.1.5	compensating the Seller for the reasonable costs incurred for its provision of support services with compensation as required in accordance with the relevant state provisions;

3.2	The Seller’s obligations shall include:

	3.2.1	selling power in compliance with the standards of the state and the power industry to the Buyer in accordance with the provisions of this Contract;

3.2.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, submissive to the unified power dispatch, Station operation and maintenance in accordance with the standards of the state, the power industry and the dispatch regulations, ensuring that the operating capacity of the generators reach the technical standards and provisions formulated by the relevant state authorities, protecting the safety of the power system and operating in an efficient and economical manner;

3.2.3

providing reliability indicators of the units of generators and operation of the equipment of the Station to the Buyer on a monthly basis; reporting any equipment defects in a timely manner, regularly submitting the generators checking and repairing plan, and strictly observing the generators checking and repairing schedule which has been deliberated and included in the Buyer’s overall arrangement, and agreed by both Parties.

	3.2.4	compensating the Buyer for the reasonable costs incurred for its provision of support services with compensation as required in accordance with the relevant state provisions;

	3.2.5	not supplying power directly to users without approval of relevant state authorities.

4	Power Measurement

4.1	Principle for the establishment of metering points

Based on the property rights relations, the demarcation between the Station and the power grid is set at the No. 966 switch by the side of the line of the transformation station of Shuibei, at which the Seller shall install a set of high-pressure electricity metering box and a set of bi-

Dongguan Hydroelectric Station Power Purchase and Sale Contract

directional kilowatt-hour meters with reverse current stopping device. (see the metering points diagram in the schedule)

4.2	Electric quantity measuring device

4.2.1

The electric quantity measuring devices shall be allocated in accordance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). Before the operation of the installed electric quantity measuring devices, both Parties to the Contract shall conduct the acceptance inspection in accordance with the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). The second return circuit connecting terminal and the testing terminal installed in the electric quantity measuring devices and the electric quantity measuring device container shall satisfy the conditions to meet the requirement for sealing up.

4.2.2

The electric quantity at each point where electricity is connected to or disconnected from the power grid of the Seller shall be measured by an electronic multi-functional kilowatt-hour meter which shall have the bi-directional active power (accuracy degree is 0.2S) and 4-motion-control reactive power (accuracy degree is 2.0) measuring functions. In addition, the kilowatt-hour meter must have the function required for the settlement of electricity fees. There shall be one kilowatt-hour meter. The Seller shall be responsible for purchasing and installing the electric quantity measuring devices. The ownership of such devices shall belong to the Seller. The Seller shall be responsible for daily operation and maintenance of the electric quantity measuring devices and ensure that such devices are not damaged, and the seals are in good condition.

4.3	Inspection and operation management of electric quantity measuring devices

4.3.1

The measuring devices shall be checked and tested by the qualified measurement inspector, and can be installed and operated only when they have passed such inspection. Relevant expenses shall be borne by the Seller.

4.3.2

Operation and management of regular inspections (by turn) and regular on-spot inspections of electric quantity measuring devices shall be conducted by a qualified measurement inspector appointed jointly by the Buyer and the Seller. Costs incurred shall be borne by the Seller. The Seller shall assist with such operation and management.

4.3.3

The regular inspections (by turn) and regular on-spot inspections of electric quantity measuring devices shall be managed in accordance with relevant standards, rules and regulations of the state and the power industry.

4.3.4

Electric quantity measuring devices must be sealed after inspection or on-spot inspection. Neither Party shall be allowed to break the seal, make changes to the measuring devices and mutual connections, or replace components of the measuring devices without obtaining the consent of the other Party. If a Party is found to have broken the seal, made changes to a measuring device and mutual connections, or replaced components of the measuring device which results in inaccuracy of the measurement, the breaching Party shall, apart from returning corresponding electricity fees, be liable for relevant consequence and liability.

4.3.5

Either Party may, at any time, request an inspection or testing of the electric quantity measuring devices in addition to the regular or on-spot regular inspections, and the requesting Party shall bear the costs for such inspection.

4.4	Meter reading

4.4.1

The meter-reading time shall be zero hour of 28th each month. Electric quantity shall be determined by the figures shown in the meter. If the remote reading through the tariff calculation system can satisfy the requirement of the settlement of electricity fees, such

Dongguan Hydroelectric Station Power Purchase and Sale Contract

reading can be used for the settlement of electricity fees. If the remote reading through the electricity fees calculation system is different from figures shown in the kilowatt-hour meter, the latter shall prevail. The above figures shall all be confirmed by the Buyer and the Seller.

4.5	Measurement discrepancy

4.5.1

If a Party is aware that any electric quantity measuring device is inaccurate, or breaks down, it shall promptly notify the other Party. The Parties shall discuss and find a solution as soon as possible. The Parties may determine the electric quantity of the period during which the device is inaccurate or breaks down by making reference to other reliable data. If there is no sufficient basis to determine the electric quantity, it shall be determined by the Parties through consultations.

5	Electric Quantity Measurement

5.1	Annual Basic On-grid Electric Quantity

Under the guidance of the annual power generation adjustment plan issued by the provincial economic and trade commission, the Buyer shall take into consideration the hydrological situation of the Station, the nationwide power supply and demand as well as the conditions for operational safety of power grid, and arrange the monthly power generation plan and adjustment plan of the Seller’s power station based on the principle of fairness, equality and openness.

5.2	Calculation of Electric Quantity

The monthly on-grid electric quantity shall be determined according to Clause 4.4.1. The on-grid electric quantity from 0:00 am December 28 of the previous year to the present shall be the accumulative on-grid electric quantity.

6	Settled Tariff

6.1

The on-grid tariff which shall not exceed 0.28 yuan/KWh (including 6% of VAT) as agreed by the Buyer and the Seller in relation to the power generated by the Station of the Seller shall be submitted by the Seller to competent administrative authorities of price for approval. The price approved by the competent administrative authorities of price shall be the final on-grid tariff.

7	Payment and Settlement of Electricity Fees

7.1	All fees between both Parties shall be denominated and paid in RMB.

7.2	Monthly Electric Quantity Measurement

Detailed measurement of the electric quantity shall be conducted according to Clause 5.2.

7.3	Electricity Feesfor On-grid Electric Quantity

7.3.1

The Buyer shall pay the Seller an amount which is calculated based on the monthly electric quantity measured according to Clause 7.2 and the on-grid tariff determined in Clause 6. The liquidated damages in the Grid Connection and Dispatching Agreement shall be confirmed monthly by the Buyer and the Seller.

	7.3.2	The annual settlement of electricity fees for the year shall be completed by the Seller and the Buyer prior to February 10 of the next year.

7.4	Payment of Electricity Fees

Dongguan Hydroelectric Station Power Purchase and Sale Contract

After reading the electric meter, the Seller shall accurately calculate the on-grid electric quantity and the electricity fees without delay, and fill in Electric Quantity Measurement List and the Electricity Fees Settlement List which, after confirmed by the electric power bureau, shall be faxed to the Buyer on that day or next business day.

The Buyer shall check and confirm the Electric Quantity Measurement List and the Electricity Fees Settlement List after receiving them from the Seller as soon as possible. Where there is any disagreement, it shall notify the Seller within 3 business days after the receipt of the fax. After making any proper amendment to the lists by both Parties through negotiation, the Seller shall send the revised Electric Quantity Measurement List and the revised Electricity Fees Settlement List to the Buyer by fax while the original copies shall be sent by express mail or courier on the same day. If the Buyer does not notify the Seller any disagreement within 3 business days after receiving the fax, it shall be deemed that it has no disagreement.

The Seller shall issue a VAT invoice (dated that month) according to the Electricity Fees Settlement List confirmed by the Buyer and deliver such invoice to the Buyer. The Buyer shall pay the tariff of such period to the Seller within 30 days after receiving the accurate Electric Quantity Measurement List and the Electricity Fees Settlement List.

7.5	Form of Payment

The Buyer shall pay the electricity fees to the Seller directly to the bank account as specified on the VAT invoice issued by the Seller (or any other account designated by the Seller in writing). The bank account must be an account opened by the Seller, otherwise the Buyer has the right to refuse to pay the electricity fees.

7.6	Settlement of Grid Supplied Electric Quantity

The Seller shall pay the Buyer an amount for the grid supplied electric quantity on a monthly basis according to the non-industrial and ordinary industrial tariff and the grid supplied electric quantity.

7.7	Data and Record

The Seller and the Buyer agree to keep the original data and records for checking the accuracy of the statements, recorded examinations or calculations to a reasonable extent according to this Contract.

8	Force Majeure

8.1

“Event of Force Majeure” means all events which are unforeseen, unavoidable and cannot be overcome. An Event of Force Majeure includes volcanic eruption, tornado, tsunami, snowstorm, mudslide, landslide, flood, fire, earthquake beyond the standard for earthquake resistant design, typhoon, thunder, fog-flashover, nuclear radiation, war, plague, riots, etc.

8.2

If the occurrence of the Event of Force Majeure totally or partially prevents a Party performing any of its obligations under this Contract, such Party may suspend to perform its obligation, provided that:

(1) the extent to and time period for the obligation suspension shall not exceed the extent and time period as reasonably required for eliminating the Event of Force Majeure;

(2) the Party which is affected by the Event of Force Majeure shall continue its other obligations under this Contract which are not affected by the Event of Force Majeure;

(3) once the Event of Force Majeure ends, such Party shall resume to perform this Contract as soon as possible.

8.3	If any Party is prevented to perform this Contract due to any Event of Force Majeure, such Party shall notify the other Party in writing as soon as possible, indicating the occurrence date of the

Dongguan Hydroelectric Station Power Purchase and Sale Contract

Event of Force Majeure, the time period during which the Event of Force Majeure is estimated to continue, the nature of the event, the impact on the performance of such Party of this Contract, and any measures that have been taken by such Party to reduce the impact of such Event of Force Majeure.

The Party which is affected by any Event of Force Majeure shall provide the other Party with an evidential document in relation to the occurrence of the Event of Force Majeure within 30 days from the date on which such event occurs (in case of interruption of communication, from the date on which the communication resumes).

8.4

Both Parties affected by the Event of Force Majeure shall take reasonable steps to reduce the losses suffered by one or both of the Parties. Both Parties shall negotiate and implement remedial plans and reasonable alternative measures in a timely manner in order to reduce or eliminate the impact of the Event of Force Majeure.

If the Party which is affected by the Event of Force Majeure fails to make its best efforts to take reasonable measures to mitigate the influence of the Event of Force Majeure, such Party shall bear any additional losses caused by such act.

8.5

If the Event of Force Majeure prevents a Party from performing its obligations for more than 60 days, the Parties shall negotiate the conditions to continue this Contract or terminate this Contract. If both Parties fail to reach an agreement on the conditions to continue this Contract or on the termination of this Contract within 1 year from the occurrence of the Event of Force Majeure, any Party has the right to notify the other Party to terminate this Contract, unless otherwise provided in this Contract.

9	Default liability

9.1	Principle to Deal with Breach

9.1.1

Any Party’s failure to perform its obligations under this Contract or perform its obligations according to this Contract shall be deemed as a breach of contract. The defaulting Party shall be liable to continue to perform or take any remedial steps or compensate any loss for the non-defaulting Party.

9.1.2

Where a Party breaches the Contract, the other Party shall take any proper measure to prevent losses from aggravating. If such Party fails to take proper measures, resulting in the aggravation of losses, it shall not claim any compensation against the defaulting Party in respect of such aggravated losses.

9.2	If the Seller fails to provide settlement invoice and other settlement materials accurately and timely according to Clause 7.4, the Buyer may extend the electricity fees payment date accordingly.

9.3

In respect of any outstanding amount due and payable from one Party to the other Party under this Contract, the default interests for each delayed day shall be paid at the rate of 0.02% of the outstanding amount.

9.4	If any breach of one Party under this Contract results in losses of the other Party, it shall compensate such other Party accordingly.

9.5	Both Parties agree that any default liability uncovered by this Contract shall be handled according to the Grid connection and Dispatching Agreement.

10	Effectiveness and Term of the Contract

10.1

This Contract shall come into force upon the execution by the legal representatives or authorized representatives of both Parties and affixture of seals by both Parties and effectiveness of the Grid connection and Dispatching Agreement.

Dongguan Hydroelectric Station Power Purchase and Sale Contract

10.2	The term of this Contract shall be from the date on which the generator units of the Station are initially connected to the grid to 31 March 2009.

10.3

Both Parties shall negotiate issues in respect of the renewal of this Contract 3 months prior to the expiry of this Contract. If both Parties agree that no further amendments are needed, the term of this Contract shall extend to the expiry of the operation term of the Station. During the extended period, if a Party gives the other Party any written disagreement, this Contract shall be terminated automatically and the Parties shall execute a separate Contract.

11	Applicable Law

11.1	The execution, effectiveness, construction, performance and dispute settlement in respect of this Contract shall be governed by PRC law.

12	Alteration, Transfer and Termination of the Contract

12.1	No alteration, revision and supplementary to this Contract shall be effective unless it is in writing and signed by the authorized representatives of both Parties.

12.2

Both Parties expressly agree that neither of them has the right to transfer all or part of its rights and obligations under this Contract to a third party without a prior written consent of the other Party.

12.3	During the term of this Contract, both Parties agree to make adjustments to relevant clauses of this Contract in the event of:

(1) any change of relevant state laws, regulations and rules;

(2) any promulgation of rules, measures or regulations related to the electricity market by the State Electricity Regulatory Commission.

12.4	Termination of Contract

In case of occurrence of any of following events, the other Party has the right to terminate this Contract after providing a termination notice:

(1)

the Seller is unable to transmit electricity safely for a successive 60 days according to this Contract, or the Buyer is unable to accept electricity for a successive 60 days according to this Contract (unless it is caused by an Event of Force Majeure);

(2) a Party becomes bankrupt or is the subject of proceedings for liquidation or its business license is revoked;

(3) a Party is merged with another entity or transfers all or most of its assets to another entity and the existing entity is unable to reasonably bear all of its obligations under this Contract.

13	Dispute Settlement

13.1

Any dispute arising out of or in relation to the performance of this Contract shall be first settled by both Parties through negotiation. If no agreement can be reached within 30 days, it shall be submitted to Fujian electricity regulatory authority for mediation. If no agreement can be reached within 60 days through mediation, the Parties agree to submit such dispute to Fuzhou Arbitration Commission for arbitration. The arbitral award shall be final and binding on the Parties. During the arbitration, except the dispute in question, the Parties shall continue to perform other parts of this Contract.

Dongguan Hydroelectric Station Power Purchase and Sale Contract

14	Miscellaneous

14.1	Confidentiality

Both Parties shall treat as confidential any materials and documents which are acquired from the other Party and could not be obtained from public domain. Without the consent of such other Party which provides such materials and documents, the Party shall not divulge any or all of such materials and documents, unless as otherwise required by law.

14.2	Entire Agreement

This Contract and its schedule constitute the entire agreement between the Parties in respect of the subject of this Contract, and shall supersede any prior discussions, negotiations, agreements and contracts between the Parties concerning this power purchase project.

14.3	Notice

Any notice, document and standard bill in connection with this Contract shall be in writing. They shall be deemed as received when the receiver signs for confirmation if they are sent by registered email, express mail or personal delivery. They shall be deemed as received when they are sent and received by fax. All notices, documents and standard bills shall come into force when they have been delivered or received. All notices, bills, materials or documents shall sent to the legal address and address for communications provided below in this Contract, until any Party notifies the other Party any change of its address:

Party A:	Fujian Province Shaowu Power Supply Bureau

Attention:	Office

Tel:	0599-6206601

Fax:	0599-6206625

Postal Code:	354000

Address:	No.75 Xichun Road, Shaowu City, Fujian Province

Party B:	Shaowu City Jinling Power Generation Co., Ltd.

Attention:	Office

Tel:	0599-6229338

Fax:	0599-6230568

Postal Code:	354000

Address:	No.27 Chengdong Road, Shaowu City

14.4	Counterparts

This Contract may be executed in two original copies and three duplicates. Each Party holds one original copy and one duplicate. The third duplicate shall be submitted to the provincial electric power company for record.

Dongguan Hydroelectric Station Power Purchase and Sale Contract

Party A: Fujian Shaowu City Power Supply Bureau

Representative: Zheng Sheng

Party B: Shaowu City Jinling Power Generation Co., Ltd.

Representative: Wang Wangqin

Date and Place of Execution of the Contract: March 2007, in Shaowu City

Dongguan Hydroelectric Station Power Purchase and Sale Contract

Schedule

Dongguan Power Station Connection and Metering Point Diagram